UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

UNIGENE LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904753100

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904753100	13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,079,385 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,079,385 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,079,385 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 4,844,497 shares of Common Stock held by Victory Park Credit Opportunities, L.P. and (ii) 22,234,888 shares of Common Stock issuable to Victory Park Credit Opportunities, L.P. upon conversion of the Delaware Fund Note (as defined herein), in each case estimated based on the respective ownership percentages of the shares of Victory Park Credit Opportunities Master Fund, Ltd. owned by its shareholders Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P., as of July 16, 2012; such estimate is subject to adjustment based on the final calculation of such ownership percentages as of July 16, 2012 at such time as the net asset values of Victory Park Credit Opportunities Master Fund, Ltd., Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P. are determined.
(2)	Based on 95,374,927 outstanding shares of the Common Stock of the Issuer on April 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012.

CUSIP NO. 904753100	13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,052,384 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,052,384 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,052,384 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9% (4)
14	TYPE OF REPORTING PERSON PN

(3)	Consists of (i) 4,302,967 shares of Common Stock held by Victory Park Credit Opportunities Intermediate Fund, L.P. and (ii) 19,749,417 shares of Common Stock issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. upon conversion of the Cayman Fund Note (as defined herein), in each case estimated as described in footnote 1.
(4)	See footnote 2.

CUSIP NO. 904753100	13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,157,350 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,157,350 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,157,350 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (6)
14	TYPE OF REPORTING PERSON PN

(5)	Consists of 12,157,350 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Replacement VPC Note (as defined herein).
(6)	See footnote 2.

CUSIP NO. 904753100	13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSON VPC Intermediate Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,687,584 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,687,584 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,687,584 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (8)
14	TYPE OF REPORTING PERSON PN

(7)	Consists of 11,687,584 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Initial VPC Offshore Note (as defined herein).
(8)	See footnote 2.

CUSIP NO. 904753100	13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 904753100	13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,131,769 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,131,769 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,131,769 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2% (10)
14	TYPE OF REPORTING PERSON OO

(9)	Consists of (i) 4,844,497 shares of Common Stock held by Victory Park Credit Opportunities, L.P., (ii) 22,234,888 shares of Common Stock issuable to Victory Park Credit Opportunities, L.P. upon conversion of the Delaware Fund Note, (iii) 4,302,967 shares of Common Stock held by Victory Park Credit Opportunities Intermediate Fund, L.P. and (iv) 19,749,417 shares of Common Stock issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. upon conversion of the Cayman Fund Note, in each case estimated as described in footnote 1.
(10)	See footnote 2.

CUSIP NO. 904753100	13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,844,934 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,844,934 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,844,934 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (12)
14	TYPE OF REPORTING PERSON OO

(11)	Consists of 12,157,350 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Second Replacement VPC Note and 11,687,584 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Initial VPC Offshore Note.
(12)	See footnote 2.

CUSIP NO. 904753100	13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,976,704 (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,976,704 (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,976,704 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (14)
14	TYPE OF REPORTING PERSON OO

(13)	See footnotes 1, 3, 5 and 7. As the investment manager of each of Victory Park Credit Opportunities, L.P., Victory Park Credit Opportunities Intermediate Fund, L.P., VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park Capital Advisors, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein), excluding the Option Shares (as defined herein).
(14)	See footnote 2.

CUSIP NO. 904753100	13D	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,976,704 (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,976,704 (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,976,704 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5% (16)
14	TYPE OF REPORTING PERSON OO

(15)	See footnotes 1, 3, 5 and 7. As the manager of each of Victory Park GP, LLC, Victory Park GP II, LLC and Victory Park Capital Advisors, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein), excluding the Option Shares.
(16)	See footnote 2.

CUSIP NO. 904753100	13D	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSON Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 (17)
	8	SHARED VOTING POWER 74,976,704 (18)
	9	SOLE DISPOSITIVE POWER 150,000 (17)
	10	SHARED DISPOSITIVE POWER 74,976,704 (18)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,126,704 (18)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.6% (19)
14	TYPE OF REPORTING PERSON IN

(17)	Consists of the Option Shares.
(18)	See footnotes 1, 3, 5 and 7. By virtue of Richard Levy’s position as sole member of Jacob Capital, L.L.C., Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(19)	See footnote 2.

CUSIP NO. 904753100	13D	Page 12 of 22 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”), Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2”), Amendment No. 3 filed on July 11, 2011 (“Amendment No. 3”), and Amendment No. 4 filed on June 8, 2012 (“Amendment No. 4” and, together with the Original Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iii) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (iv) Victory Park GP II, LLC, a Delaware limited liability company; (v) Victory Park Capital Advisors, LLC, a Delaware limited liability company; (vi) Jacob Capital, L.L.C., an Illinois limited liability company; and (vii) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July 2010 Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July 2010 Convertible Note Transfer”). In connection with the July 2010 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).

As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December 2010 Convertible Note Transfer Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December 2010 Convertible Note Transfer”). In connection with the December 2010 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement

CUSIP NO. 904753100	13D	Page 13 of 22 Pages

of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

As disclosed in Amendment No. 3, (i) on March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010, became exercisable on April 30, 2011; and (iii) as of June 30, 2011, VPC Onshore Fund and VPC Offshore Fund entered into an Assignment and Assumption Agreement (the “June 2011 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June 2011 Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June 2011 Convertible Note Transfer”). In connection with the June 2011 Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $24,247,444.18 (in the form of the original Convertible Note) in replacement of the Replacement Credit Opportunities Note (the “Second Replacement Credit Opportunities Note”), the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,021,305.82 (in the form of the original Convertible Note) in replacement of the Replacement VPC Note (the “Second Replacement VPC Note”) and the Issuer issued to VPC Offshore Fund a Senior Secured Convertible Note, in the original principal amount of $6,750,000.00 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Offshore Note”).

As disclosed in Amendment No. 4, (i) on March 17, 2012, pursuant to the terms of the original Convertible Note, an aggregate of $3,697,735 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement Credit Opportunities Note, an aggregate of $1,070,749 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement VPC Note, and an aggregate of $1,029,375 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Initial VPC Offshore Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2011 Option” and, together with the 2010 Option, the “Exercisable Options”), granted to Mr. Levy by the Issuer on May 1, 2011, became exercisable on May 1, 2012; and (iii) on May 1, 2012, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “2012 Option”), at an exercise price of $0.43 per share. The 2012 Option becomes exercisable on May 1, 2013 and expires on April 30, 2022.

CUSIP NO. 904753100	13D	Page 14 of 22 Pages

Subsequent to the filing of Amendment No. 4, effective as of July 16, 2012, pursuant to Redemption Agreements (the “Redemption Agreements”) entered into by the Credit Opportunities Fund with Victory Park Credit Opportunities, L.P. (the “Delaware Fund”) and Victory Park Credit Opportunities Intermediate Fund, L.P. (the “Cayman Fund”), all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements are as follows (the “Estimated Allocation”): (i) to the Delaware Fund, 4,844,497 shares of Common Stock of the Issuer and $14,799,767.00 in principal amount (plus $752,321.48 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note (the “Delaware Fund Note”), and (ii) to the Cayman Fund, the remaining 4,302,967 shares of Common Stock of the Issuer and the remaining $13,145,412.39 in principal amount (plus $668,225.13 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note (the “Cayman Fund Note”). The Estimated Allocation is subject to adjustment based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by its shareholders as of July 16, 2012 at such time as the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund are determined. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer.

The Delaware Fund Note, the Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note are collectively referred to in this Schedule 13D as the “Convertible Notes.”

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is filed by: (i) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (ii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iv) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (v) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (vi) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vii) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (viii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ix) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (x) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”). The Delaware Fund, the Cayman Fund, the VPC Onshore Fund, the VPC Offshore Fund and the Credit Opportunities Fund are collectively referred to herein as the “Funds.”

CUSIP NO. 904753100	13D	Page 15 of 22 Pages

The Reporting Persons have entered into a joint filing agreement, dated July 18, 2012, a copy of which is attached as Exhibit 1 to this Amendment No. 5.

(b) The business address of each of the Reporting Persons, other than the Cayman Fund, the VPC Offshore Fund and the Credit Opportunities Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Cayman Fund, the VPC Offshore Fund and the Credit Opportunities Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.

(c) The principal business of each of the Funds is the investment in securities. The principal business of GP I is serving as the general partner of each of the Delaware Fund and the Cayman Fund. The principal business of GP II is serving as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund. The principal business of Capital Advisors is serving as investment manager for each of the Funds. The principal business of Jacob Capital is serving as the manager of each of Capital Advisors, GP I and GP II. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Appendix A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of the Credit Opportunities Fund. The Credit Opportunities Fund does not have any executive officers.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to replace the first sentence thereof with the following:

As of the date hereof, (a) based on the Estimated Allocation, the Delaware Fund is the direct beneficial owner of 4,844,497 shares of Common Stock and 22,234,888 shares of Common Stock issuable to the Delaware Fund upon conversion of the Delaware Fund Note (as defined below), (b) based on the Estimated Allocation, the Cayman Fund is the direct beneficial owner of 4,302,967 shares of Common Stock and 19,749,417 shares of Common Stock issuable to Cayman Fund upon conversion of the Cayman Fund Note (as defined below), (c) the VPC Onshore Fund is the direct beneficial owner of 12,157,350 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Second Replacement VPC Note, (d) the VPC

CUSIP NO. 904753100	13D	Page 16 of 22 Pages

Offshore Fund is the direct beneficial owner of 11,687,584 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Initial VPC Offshore Note, and (e) Mr. Levy is the direct beneficial owner of an aggregate of 150,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the Exercisable Options. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.”

Item 3 is hereby amended to add the following paragraph:

Effective as of July 16, 2012, pursuant to the Redemption Agreements, all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of the Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements are as follows (the “Estimated Allocation”): (i) to the Delaware Fund, 4,844,497 shares of Common Stock of the Issuer and $14,799,767.00 in principal amount (plus $752,321.48 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note (the “Delaware Fund Note”), and (ii) to the Cayman Fund, the remaining 4,302,967 shares of Common Stock of the Issuer and the remaining $13,145,412.39 in principal amount (plus $668,225.13 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note (the “Cayman Fund Note”). The Estimated Allocation is subject to adjustment based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by its shareholders as of July 16, 2012 at such time as the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund are determined. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer. The description and summary of the Redemption Agreements set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 2 and 3 to this Amendment No. 5 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012, 95,374,927 shares of the Common Stock of the Issuer were outstanding as of April 26, 2012. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 46.6% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 95,374,927 shares of the Common Stock of the Issuer outstanding as of April 26, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for

CUSIP NO. 904753100	13D	Page 17 of 22 Pages

the quarter ended March 31, 2012, (B) an aggregate of 65,829,240 shares of the Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes and (C) 150,000 Option Shares of Common Stock issuable upon exercise of the Exercisable Options. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common Stock of the Issuer beneficially owned by such Reporting Person (based on the Estimated Allocation) is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes and/or exercise of the Exercisable Options directly or indirectly beneficially owned by such Reporting Person.

Because the Convertible Notes provide for interest to be paid in kind at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15%, which interest, in the absence of an Event of Default (as defined therein), may be capitalized and added to the outstanding principal balance of the Convertible Notes on each anniversary of the date of the original date of issuance (other than the maturity date), the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time.

As of the date hereof, (a) based on the Estimated Allocation, the Delaware Fund is the direct beneficial owner of 4,844,497 shares of Common Stock and 22,234,888 shares of Common Stock issuable to the Delaware Fund upon conversion of the Delaware Fund Note, (b) based on the Estimated Allocation, the Cayman Fund is the direct beneficial owner of 4,302,967 shares of Common Stock and 19,749,417 shares of Common Stock issuable to the Cayman Fund upon conversion of the Cayman Fund Note, (c) the VPC Onshore Fund is the direct beneficial owner of 12,157,350 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Second Replacement VPC Note, (d) the VPC Offshore Fund is the direct beneficial owner of 11,687,584 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Initial VPC Offshore Note, and (e) Mr. Levy is the direct beneficial owner of 150,000 shares of Common Stock issuable to Mr. Levy upon exercise of the Exercisable Options. GP I, as the general partner of each of the Delaware Fund and the Cayman Fund, may each be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 27,079,385 Subject Shares beneficially owned directly by the Delaware Fund and the 24,052,384 Subject Shares beneficially owned directly by the Cayman Fund, based in each case upon the Estimated Allocation. GP II, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 12,157,350 Subject Shares beneficially owned directly by the VPC Onshore Fund and the 11,687,584 Subject Shares beneficially owned directly by the VPC Offshore Fund. As the investment manager of each of the Funds, Capital Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the manager of each of Capital Advisors, GP I and GP II, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding

CUSIP NO. 904753100	13D	Page 18 of 22 Pages

the Option Shares). By virtue of Richard Levy’s position as sole member of Jacob Capital, Mr. Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares).

Richard Levy intends to enter into agreements with one or more of the Funds whereby Mr. Levy will hold the Exercisable Options and the 2012 Option for the economic benefit of one or more of the Funds.

(c) Except for the Securities Distribution as described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

As described above in Item 3 hereof, effective as of July 16, 2012, the Credit Opportunities Fund entered into a Redemption Agreement with each of the Delaware Fund and the Cayman Fund, which provide for the Securities Distribution. The description and summary of the Redemption Agreements set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 2 and 3 to this Amendment No. 5 and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 1	Joint Filing Agreement, dated as of July 18, 2012, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Redemption Agreement, dated as of July 16, 2012, between Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Credit Opportunities, L.P.

Exhibit 3	Redemption Agreement, dated as of July 16, 2012, between Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Credit Opportunities Intermediate Fund, L.P.

CUSIP NO. 904753100	13D	Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2012

VICTORY PARK CREDIT OPPORTUNITIES, L.P.

By: Victory Park GP, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK CREDIT OPPORTUNITIES
INTERMEDIATE FUND, L.P.

By: Victory Park GP, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VPC FUND II, L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

CUSIP NO. 904753100	13D	Page 20 of 22 Pages

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK CREDIT OPPORTUNITIES
MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Its: Attorney-in-Fact

VICTORY PARK GP, LLC

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK GP II, LLC

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK CAPITAL ADVISORS, LLC

By: Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

CUSIP NO. 904753100	13D	Page 21 of 22 Pages

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name:	Richard Levy
Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

CUSIP No. 904753100	13D	Page 22 of 22 Pages

Appendix A

Victory Park Credit Opportunities Master Fund, Ltd.

Directors:

Name	Occupation/Employment	Citizenship
Richard Levy c/o Victory Park Capital Advisors, LLC 227 West Monroe Street, Suite 3900 Chicago, Illinois 60606	Director	USA

Brendan Carroll c/o Victory Park Capital Advisors, LLC 227 West Monroe Street, Suite 3900 Chicago, Illinois 60606	Director	USA

Matthew Ray c/o Victory Park Capital Advisors, LLC 227 West Monroe Street, Suite 3900 Chicago, Illinois 60606	Director	USA

To the knowledge of the Reporting Persons, during the last five years, none of the above named directors of Victory Park Credit Opportunities Master Fund, Ltd. (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated as of July 18, 2012, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Redemption Agreement, dated as of July 16, 2012, between Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Credit Opportunities, L.P.

Exhibit 3	Redemption Agreement, dated as of July 16, 2012, between Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Credit Opportunities Intermediate Fund, L.P.